March 5, 2013

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention:   Mr. Brian McAllister

Re:	Bullfrog Gold Corp.
Form 8-K
Filed February 25, 2013
File No. 000-54653

Dear Mr. McAllister:

We are responding to comments contained in the staff letter, dated March 1, 2013, addressed to Mr. David Beling, the Chief Executive Officer of Bullfrog Gold Corp (the “Company”) with respect to the Company’s Form 8-K dated February 25, 2013 (the “Form 8-K”) filed with the Securities and Exchange Commission (the “Commission”) on February 25, 2013.

1.
Please amend your Form 8-K to provide a letter from your independent registered public accountants regarding non-reliance on a previously issued audit report or completed interim review.  See the Instructions to the Exhibit Table in Item 601 of Regulation S-K.

Response: The Company has filed a Form 8-K/A to include a letter from the Company’s independent registered public accountant as requested by the Commission and Item 601 of Regulation S-K.

On behalf of the Company, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ David Beling
David Beling